Filed Pursuant to Rule 424(b)(3)

Registration No. 333-140065

PROSPECTUS SUPPLEMENT NO. 5

TO PROSPECTUS DATED February 1, 2007

ECOSPHERE TECHNOLOGIES, INC.

24,941,696 Shares of Common Stock

This prospectus supplement supplements and amends the prospectus dated February 1, 2007 and replaces all prior supplements relating to the resale by certain selling shareholders of up to 24,941,696 shares of common stock of Ecosphere Technologies, Inc.

This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

Sale of Assets of UltraStrip Envirobotic Solutions, Inc.

As of October 9, 2007, we and UltraStrip Envirobotic Solutions, Inc., a Florida corporation and our wholly-owned subsidiary, closed a transaction through which we sold our first developed technology consisting of patents, E-ROVs and related assets limited to the business of coating removal from vessels and above ground storage tanks. The purchaser was Chariot Robotics, LLC, a newly-formed Delaware limited liability company organized by a private equity firm. We refer to UltraStrip Envirobotic Solutions in this Supplement as UES.

The consideration received for the purchased assets was: (i) $6,200,000 in cash, (ii) the assumption of liabilities of $1,535,000, and (iii) issuance to Ecosphere of 5% of the limited liability company membership interests of Chariot.

As part of the asset sale, Ecosphere paid $250,000 of Chariot’s closing costs by issuing its affiliates 1,041,666 shares of common stock (at an effective per share price of approximately $0.24). Ecosphere granted demand and piggyback registration costs to the affiliates and piggyback rights to the holders of our senior convertible debentures for 9,637,248 shares of common stock and to Heller Capital Investments for 3,333,333 shares of common stock. The debenture holders and Heller Capital were included since the extra shares are not covered by this prospectus.

Amendment and Waiver (Debentures and Warrants)

In order to permit Ecosphere to enter into the agreement with Chariot and not breach a covenant in Ecosphere’s senior convertible debentures, the holders of the debentures waived the covenant which would have otherwise precluded the sale of the UES assets. In consideration of the holders’ waiver, Ecosphere (i) paid the holders $4,000,000 as a partial prepayment of the debentures, (ii) reduced the conversion price of the remaining $1,595,000 of debentures from $0.369 to $0.15, and (iii) reduced the exercise price of 11,372,434 outstanding warrants held by the holders from approximately $0.48 to $0.15.

Other Reduction and Modification of Indebtedness

In addition to reducing $5,535,000 of indebtedness and trade liabilities described above, Ecosphere has as of or subsequent to October 9, 2007, paid $643,573 to Robert Baratta, $300,000 to Heller Capital and $403,864 to other note holders. Heller Capital continues to hold a convertible note for $200,000.

In February 2007, we entered into an agreement with Robert Baratta. Under the agreement, Mr. Baratta extended his promissory note until July 13, 2007 and we paid him approximately $140,000 including a $50,000 principal reduction. In late July 2007, we entered into another agreement with Mr. Baratta in which we agreed upon the closing of the UES asset sale to pay him $525,000 in a principal reduction, approximately $61,000 in interest through July 2007 and a $50,000 extension fee (one-half in cash and the balance consisting of 156,250 shares of restricted common stock). The new principal balance is $772,870.

In March 2007, we entered into an agreement with Heller Capital to extend its 5% convertible promissory note of $1,000,000 until March 6, 2008. In return for this extension, among other things, we:

•

Reduced the conversion price and exercise price of its note and warrants from $1.00 to $0.48 per share;

•

Issued Heller Capital five-year warrants to purchase 2,000,000 shares of Ecosphere’s common stock exercisable at $0.48 per share;

•

Paid Heller Capital $75,000 consisting of the interest due through September 6, 2007;

•

Issued Heller Capital piggyback registration rights for (a) 1,083,333 shares issuable upon conversion of the note which have not been registered, and (b) the new five-year warrants to purchase 2,000,000 shares of our common stock; and

•

Agreed that the Heller Capital note and warrants exercise and conversion prices would be adjusted lower if we sold or issued securities at a lower price or with lower conversion or exercise prices.

In May and June 2007, Heller Capital converted $500,000 of the $1,000,000 note, and we issued it 1,041,666 shares of common stock. It has sold 1,000,000 shares and holds 41,666 shares which are not offered for sale by this prospectus supplement. From the UES sale proceeds, we paid Heller Capital $300,000; it continues to hold a $200,000 convertible note. The conversion price was reduced from $0.48 to $0.15 per share as of October 9th. Additionally, we reduced the exercise price of Heller Capital’s 4,000,000 warrants from $0.48 to $0.15 per share as of October 9th. Of these securities, 2,000,000 shares issuable upon exercise of warrants may be sold under the prospectus and this prospectus supplement.

Ecosphere has offered other note holders the right to exchange their existing notes (all of which are due) for units consisting of a new one-year 10% convertible note consisting of principal and past due interest convertible at $0.15 per share and one share of unregistered common stock for each dollar of the face value of new notes issued. Additionally, Ecosphere agreed to prepay one year’s interest on the new notes. As of the date of this supplement, holders have agreed to accept $757,637 of new notes and 757,637 new shares of common stock, although not all holders have returned written agreements. The old notes consisted of 8% nonconvertible notes, 12% notes convertible at $0.48 per share, five-year obligations to Robotics Investment Group, LLC and a demand note.

Dennis and Jacqueline McGuire, our Chief Executive Officer and Senior Vice President of Administration respectively, lent Ecosphere $400,000 beginning on July 31st, which loan was repaid with $3,864 interest with the UES sale proceeds.

As a result of the reduction of the conversion and exercise prices to $0.15 as described above, which was lower than the market price of our common stock the day prior to the UES asset sale closing of $0.28 per share, we will incur a non-cash accounting charge in the fourth quarter of approximately $1,269,000 and a similar non-cash accounting charge in 2008 of approximately $3,878,000.

We have issued the holders of our senior convertible debentures and Heller Capital 1,740,908 shares (of which 612,148 are in the process of being issued) of our common stock in lieu of cash interest for the first three quarters this year.

Management Compensation Adjustment Plan

In May 2006, Ecosphere senior management entered into the Management Compensation Adjustment Plan in which they agreed to accept reduced salaries in exchange for future commissions from sales including transactions like the UES asset sale. As a result, management was entitled to a total of $773,500 in cash commissions from the UES asset sale. On July 31, 2007, Ecosphere’s Board of Directors granted the management members (with their agreement) the choice of five-year options exercisable at $0.15 per share or common stock outside of the 2006 Equity Incentive Plan. The options or common stock would only vest upon the UES asset sale closing which they did as of October 9th. A total of three persons elected to receive 3,094,000 shares of common stock and two persons elected to receive options to purchase 2,062,667 shares which are fully exercisable through July 31, 2012 regardless of employment status. The election to accept equity in lieu of cash was made by Ecosphere’s management team in order to conserve available cash funding for Ecosphere’s operations.

In addition, on October 18th, each of Dennis McGuire, James C. Rushing III, Michael R. Donn, Sr., Stephen R. Johnson and John Odwazny agreed to reduce their salaries by 50% as of July 1, 2007. Messrs. Johnson’s and Odwazny’s salaries terminated on October 9th when they resigned.

Other Management Agreements

Ecosphere’s lack of working capital prevented it from paying its management for an extended period. As of October 12th, Ecosphere paid its senior management approximately $90,000 and continues to owe them approximately $223,000.

On October 9th, in connection with the closing of the Chariot asset sale, Stephen Johnson, president of UES and a director of Ecosphere, and John Odwazny, chief operating officer of UES, resigned their respective positions and their employment with UES and entered into employment agreements with Chariot. Additionally, two other UES employees resigned and became employees of Chariot.

Because some of the other stock options held by Messrs. Johnson or Odwazny must be exercised within 90 days of termination of employment, Ecosphere’s Board of Directors extended the exercise period for 24 months from the date each ceases to be a UES employee. Provided, however, that such extension will not extend the expiration date of 400,000 $3.00 options held by Mr. Odwazny which expire December 31, 2007.

As the result of the various reductions of indebtedness and of employment and modifications of employment agreements, Ecosphere’s monthly cash expenses have been reduced by approximately 50%.

Form 10-KSB for the Year Ended December 31, 2006

On April 2, 2007, we filed our annual report on Form 10-KSB with the Securities and Exchange Commission which contains our audited financial statements for the years ended December 31, 2006 and 2005. The Form 10-KSB is not a part of this prospectus supplement or incorporated by reference in it. Investors may review a copy online at www.sec.gov or by writing to or calling Ecosphere at 3515 S.E. Lionel Terrace, Stuart, Florida 34997, 772-287-4846, Attention: Mrs. Jacqueline McGuire, Secretary. We reported revenues of $2,414,155 for the year ended December 31, 2006, principally from the sale of E-ROVs and related services. Both the E-ROVs and related services are part of the business being sold to the buyer. We reported a net loss for 2006 of $6,158,637.

Results of Operations for the Quarters Ended March 31 and June 30, 2007

The following is a summary derived from our Form 10-QSB for the six months ended June 30, 2007. Investors should review the entire filing with the SEC including the notes to financial statements.

	For three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Revenues	$613,713	$13,640	$661,800	$692,956

Cost of revenues	760,765	11,726	854,840	676,726

Gross profit (loss)	(147,052)	1,914	(193,040)	16,231

Total operating expenses	1,211,450	1,318,335	2,570,137	2,522,655

Loss from operations	(1,358,502)	(1,316,421)	(2,763,177)	(2,506,424)

Other (income) expense:
Other income	(11,660)	(4,470)	(11,660)	(6,454)
Interest expense	731,845	295,631	1,403,918	1,354,715
Total other expense	720,185	291,161	1,392,258	1,348,261

Net loss	(2,078,687)	(1,541,724)	(4,155,435)	(3,813,734)

Net loss per common share (basic and diluted)	$(0.04)	$(0.03)	$(0.07)	$(0.07)

Liquidity

Following the UES asset sale, the payments described above and partial or full payments to some of our vendors, we have limited working capital. As of October 18, 2007, we have $65,000 in cash. We recently signed an agreement with an investment banking firm seeking to raise working capital for us. We are paying this firm $10,000 per month and will compensate it with cash commissions and warrants if it is successful in raising capital for us or one of our subsidiaries.

Other Matters

Ecosphere has recently developed a proprietary Ozonix Water Filtration System which can clean produced water and other waste water on location. It has agreed to manufacture, license and sell the Ozonix Systems to a limited liability company or LLC. Ecosphere owns a one-third interest in the LLC, which will purchase the Ozonix systems under an exclusive 10-year license. The innovative Ecosphere Ozonix process will be used to filter and separate produced water generated in the oil and gas exploration business to acceptable levels of discharge back to the environment. The patent pending Ozonix process is capable of treating this wastewater far more cost effective than present chemical methods and at the same time protect the environment by cleaning the contaminated produced water. In October, the first prototype unit was delivered for testing. Assuming the initial test at a gas well in Texas is successful, we will receive revenues from the manufacture of the systems and share in the distributions from the LLC.

On August 3, 2007, Mr. Gordon L. Goodman terminated his employment agreement with Ecosphere for “good reason.” Ecosphere believes that Mr. Goodman breached his employment agreement. Under the two-year employment agreement entered into in May 2007, Mr. Goodman was to receive an annual salary of $165,000. Mr. Goodman was Senior Vice President – Business Development of Ecosphere and President of Ecosphere Systems, Inc., Ecosphere’s water filtration subsidiary.

The following table sets forth the number of shares of Ecosphere’s common stock beneficially owned as of October 15, 2007 by (i) those persons known by Ecosphere to be owners of more than 5% of its common stock, (ii) each director of Ecosphere, (iii) our chief executive officer and the other executive officers listed in the Summary Compensation Table, and (iv) all executive officers and directors of Ecosphere as a group. The actual number of shares outstanding has been increased to give effect to shares which are described in this supplement as having been issued but remain unissued.

	Beneficial Ownership
Name and Address of Beneficial Owner(1)(2)	Shares	Percentage
Dennis McGuire and Jacqueline K. McGuire(3)(4)	12,324,922	16.3%
James C. Rushing III(5)(6)	2,098,367	3.1%
Joe M. Allbaugh(6)(7)(8)	1,084,959	1.6%
Michael R. Donn, Sr.(9)(10)	1,782,967	2.6%
Barry I. Hechtman (10)(11)(12)	100,487	*
Charles Vinick (10)(13)(14)	202,231	*
Kevin P. Grady (15)(16)	7,358,122	11.0%
Vice Admiral George R. Sterner(10)(17)(18)	1,870,895	2.7%
Officers and Directors as a Group (8 persons)	19,464,829	29.3%

———————

*

Less than one percent.

(1)

Except where indicated in other footnotes, each of the persons listed above has the address c/o Ecosphere Technologies, Inc., 3515 S.E. Lionel Terrace, Stuart, FL 34997

(2)

We believe that all persons named in the table are the beneficial owners of the securities listed. Beneficial ownership exists when a person has either the power to vote or sell our common stock. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days whether upon the exercise of options or otherwise. Our outstanding convertible debentures convert to 10,634,915 shares of common stock; the holders also own warrants to purchase 11,372,434 shares of common stock. However, the Securities Purchase Agreement under which these securities were sold provides that none of the purchasers shall have more than a 4.99% beneficial ownership in Ecosphere and therefore none are 5% beneficial owners which need to be included in this table. The holders are:

•

Pierce Diversified Strategy Master Fund LLC Ena

•

Enable Opportunity Fund Partners LP

•

Enable Growth Partners LP

(3)

Includes:

•

90,000 shares of common stock owned by Mrs. McGuire,

•

 3,318,672 shares owned jointly,

•

7,992,000 shares issuable upon exercise of vested options owned by Mr. McGuire, which assumes the vesting of 250,000 options related to the second performance review,

•

561,250 shares issuable upon exercise of vested options owned by Mrs. McGuire, which assumes the vesting of 62,500 options related to the second performance review, and

•

2,000,000 shares issuable upon exercise of warrants jointly owned.

Does not include:

•

750,000 shares issuable upon exercise of options subject to future performance reviews,

•

750,000 shares which Mrs. McGuire transferred to a trust whose beneficiaries are members of her family, and

•

260,000 shares which Mr. and Mrs. McGuire transferred to two trusts whose beneficiaries are members of the McGuire family.

Mr. McGuire disclaims beneficial ownership of the securities held solely in Mrs. McGuire’s name and Mrs. McGuire disclaims beneficial ownership of the securities held solely in Mr. McGuire’s name, and this prospectus supplement shall not be deemed an admission that either is the beneficial owner of the other’s securities solely held in that person’s name for any purpose. They also disclaim beneficial ownership of the common stock held by the trusts.

(4)

Both are executive officers.

(5)

All of these shares are issuable upon exercise of options, which assumes the vesting of 150,000 options related to the second performance review. Does not include 300,000 shares issuable upon exercise of options subject to future performance reviews.

(6)

An executive officer and director.

(7)

Address is 400 North Capitol Street, NW, Suite 475, Washington, DC 20001.

(8)

Includes 18,293 shares of restricted stock which vest in equal increments on August 11, 2008 and 2009, subject to remaining as a director on each applicable vesting date. Includes 1,066,666 shares of common stock issuable upon exercise of options. Does not include 33,334 shares issuable upon exercise of options that are not exercisable within 60 days of the date of this prospectus supplement, subject to remaining as a director on each applicable vesting date.

(9)

Includes 1,782,967 shares of common stock issuable upon exercise of option which assumes the vesting of 125,000 options related to the second performance review. Does not include 250,000 shares issuable upon exercise of option subject to future performance reviews.

(10)

A director.

(11)

Includes 30,488 shares of restricted stock which vest in equal increments on August 11, 2008 and 2009, subject to remaining as a director on each applicable vesting date. Includes 70,000 shares of common stock issuable upon exercise of options. Does not include 35,000 shares issuable upon exercise of options that are not exercisable within 60 days of the date of this prospectus supplement, subject to remaining as a director on each applicable vesting date.

(12)

Address is 8100 SW 81 Drive, #210, Miami, FL 33143.

(13)

Address is 2323 Foothill Lane, Santa Barbara, CA 93105.

(14)

Includes 69,231 shares of restricted stock which vest in equal increments on August 11, 2008 and 2009, subject to remaining as a director on each applicable vesting date.

(15)

An employee.

(16)

Includes 550,000 shares of common stock issuable upon exercise of options. Does not include 500,000 shares issuable upon exercise of options that are not exercisable within 60 days of the date of this prospectus supplement.

(17)

Includes 97,561 shares of restricted stock which vest in equal increments on August 11, 2008 and 2009, subject to remaining as a director on each applicable vesting date. Includes 1,775,000 shares of common stock issuable upon exercise of options. Does not include 1,666 shares issuable upon exercise of options that are not exercisable within 60 days of the date of this prospectus supplement.

(18)

Address is 2708 Hatmark Street, Vienna, VA 22181

As a result of the transactions described in this supplement and sales by another selling shareholder, the Selling Shareholders table has been modified as described below:

	Prior Shares Offered		No. of Shares Offered Under New Debentures and Note	No. of Shares Issuable Under Warrants	Revised Shares Offered
Enable Growth Partners LP	15,596,770		6,250,841	6,684,330	12,935,171
Enable Opportunity Partners LP	1,834,914		735,395	786,392	1,521,787
Pierce Diversified Strategy Master Fund LLC, Ena.	917,457		367,694	393,196	760,890
Gemini Master Fund, Ltd	2,822,944		1,131,374	1,209,833	2,341,207
Frey Living Trust of 3-20-96	5,363,596		2,149,611	2,298,683	4,448,294
Heller Capital	3,000,000		2,000,000	0	2,000,000
Michael Cristoforo	400,000	(1)	0	0	0

———————

(1)

Represents shares of common stock sold.

The balance of the table is unchanged to our knowledge.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 24, 2007.